For the period ended 07/31/03             Series 1, 2, 6, 7, 10, 11, 14, 15, 19
File Number 811-2429

Sub-Item 77D(g):  Policies with respect to security investments
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FORWARD CURRENCY CONTRACTS

The Fund may hold securities denominated in foreign currencies. As a result, the value of the securities will be affected by changes in the exchange rate between the dollar and foreign currencies. In managing the currency exposure, the Fund may enter into forward currency contracts. A forward currency contract involves an agreement to purchase or sell a specified currency at a specified future date or over a specified time period at a price set at the time of the contract.

The Fund may enter into forward currency contracts under two circumstances. First, when the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, it may desire to "lock in" the U.S. dollar price of the security until settlement. By entering into such a contract, the Fund will be able to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the foreign currency from the date the security is purchased or sold to the date on which payment is made or received. Second, when management of the Fund believes that the currency of a specific country may deteriorate relative to the U.S. dollar, it may enter into a forward contract to sell that currency. The Fund may not hedge with respect to a particular currency for an amount greater than the aggregate market value (determined at the time of making any sale of forward currency) of the securities held in its portfolio denominated or quoted in, or bearing a substantial correlation to, such currency.